FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____    No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding approval obtained on Chongqing Liang Jiang gas-fired combined cooling-heating-power project, made by Huaneng Power International, Inc. (the “Registrant”) on December 22, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON
CHONGQING LIANG JIANG GAS - FIRED COMBINED COOLING - HEATING - POWER PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the ÒCompanyÓ) announced that Huaneng Chongqing Liang Jiang Gas-fired Combined Cooling-Heating-Power Project (the ÒProjectÓ) (which  is wholly owned by the Company) was recently approved by the Chongqing Municipal Development and Reform Commission.

The Project will build 5 x 300 MW (F grade) combined cycle gas turbine cogeneration units. The total investment amount of the Project is estimated to be approximately RMB6.739 billion, of which 20% will be project capital to be funded by the Company. The remaining investment is to be funded by bank loans.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
22 December 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    December 22, 2011